VIA EDGAR
December 28, 2011
Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pacific Life Funds File Nos. 333-61366, 811-10385
Dear Mr. Minore:
          This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on September 23, 2011, concerning post effective amendment No. 74 (“PEA No. 74”) to the Pacific Life Funds (the “Trust”) registration statement on Form N-1A (the “Prospectus” and Statement of Additional Information “SAI”), which was filed on July 29, 2011 with the SEC, in reliance on Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff’s comments followed by the Trust’s response.
PL Floating Rate Income Fund (the “Fund”):
1.	Comment: Please provide the Tandy Representations that the Trust customarily makes.

Response: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

2.	Comment: Please consider clarifying the discussion appearing in the “Execution of Your Requests” section of the prospectus related to the delivery of redemption proceeds following the redemption of shares recently purchased by check.

Response: The prospectus disclosure has been amended accordingly.

3.	Comment: With regard to the subsection titled “Telephone Instructions” appearing in the “Execution of Your Requests” section of the prospectus, please confirm and amend, if

Mr. Dominic Minore
Division of Investment Management
December 28, 2011
necessary, the timeframe in which written confirmation statements will be provided to Fund shareholders following telephone transactions.

Response: The prospectus disclosure has been amended accordingly.
4.	Comment: Please restate comments Nos. 14 through 18, related to comparable account performance referenced in the response letter dated June 29, 2011. With respect to comment No. 14, please state in your response letter that you will include either: (i) a statement that the performance was calculated in accordance with GIPS if certification of compliance is received prior to your 485(b) filing; or (ii) a plain English description of the methodology used if such certification has not yet been received. With respect to comment No. 16, please amend the comment to state that fees were included in the calculation, but explain the basis for excluding custody fees.

Response: For ease of reference, comments and our responses from the response letter dated June 29, 2011, as modified to address the staff’s additional comments, are listed below:
a.	Comment No. 14: In the section discussing composite performance, if it is applicable, please state that it is prepared in accordance with GIPS methodologies.

Response: We confirm that we have prepared the composite performance in accordance with GIPS methodologies. As discussed in our supplemental letter dated June 29, 2011, we are currently in the process of obtaining formal certification of our compliance with GIPS. Until such time, we are unable, in accordance with GIPS rules, to make any public statements referring to the calculation methodology as being in compliance with or consistent with GIPS. If the adviser is able to obtain, as expected, the required certification prior to the 485(b) filing, we confirm that we will amend the prospectus disclosure accordingly. In the event that such certification is not obtained prior to the date of the 485(b) filing, the disclosure will include a plain English description of the methodology used to calculate the comparable account performance.

b.	Comment No. 15: Please note in your response letter that exclusions are consistent with GIPS standards and will not materially affect the composite’s performance.

Response: We confirm that the performance figures shown were calculated in conformance with GIPS methodologies, that all exclusions were proper and any excluded account would not materially affect the composite’s performance.

c.	Comment No. 16: Please confirm in your response letter that all fees and expenses that are associated with the accounts comprising the advisor’s composite have been included in the performance figures shown.

Mr. Dominic Minore
Division of Investment Management
December 28, 2011
Response: We confirm that the performance of the composite is net of all fees and expenses incurred by the accounts comprising the composite. Prior to August 1, 2011, the composite account consisted of one advisory account (the “advisory account”) that did not incur custody fees or other expenses associated with mutual funds. To clarify that the Fund may incur fees not incurred by the advisory account, footnote 4 to the performance table states that the “advisory account included in the Composite has not incurred certain fees normally incurred by mutual funds, such as custody fees, which, if incurred, would have adversely affected the performance of the Composite.” Beginning on 8/1/11, the Composite also includes the performance of Class I shares of the PL Floating Rate Income Fund. All fees and expenses associated with the Fund have been included in the composite performance calculations.

d.	Comment No. 17: In your comment letter, please explain the basis for not including the PL Floating Rate Loan Fund in the composite.

Response: Pacific Life Fund Advisors LLC (“PLFA”) is the investment adviser to the PL Floating Rate Income Fund and directly manages the assets of the Fund. Although PLFA is also the investment advisor to the PL Floating Rate Loan Fund, day to day discretionary management has been delegated to Eaton Vance Management, the fund’s sub-advisor. Since the sub-advisor, and not PLFA, makes the day to day investment decisions for the PL Floating Rate Loan Fund, the PL Floating Rate Loan Fund has been excluded from PLFA’s composite performance calculations.

e.	Comment No. 18: With regard to the comparable account performance table, please explain why the Credit Suisse Leveraged Loan Index is an appropriate index.

Response: The Credit Suisse Leveraged Loan Index is designed to mirror the investable universe of the U.S. dollar denominated leveraged loan market (also referred to as bank loans or syndicated bank loans). Accordingly, we believe that the index is an appropriate index.
5.	Comment: Footnote 1 to the composite table states that the “Composite reflects the advisory fees and transaction costs, but does not include custody fees and other expenses normally paid by mutual funds.” Please explain why the composite performance figures exclude such fees.

Response: Performance of the composite is net of all fees and expenses incurred by the accounts comprising the composite. As discussed in the response to comment 4(c) above, the advisory account has not incurred custody fees or certain other expenses associated with mutual funds. Accordingly, fees and expenses not actually incurred by the advisory account were not included in the calculation of the composite’s performance.

Mr. Dominic Minore
Division of Investment Management
December 28, 2011
6.	Comment: Please revise the comparative account performance table to reflect the fees and expenses of the Fund’s retail share classes.

Response: The prospectus has been amended accordingly.
All of the changes referenced above will be reflected in the Rule 485(b) filing to be made with the SEC. If you have any questions or further comments regarding this matter, please contact me at (949) 219-3391.
Sincerely,

/s/ J.G. Lallande
J. G. Lallande Counsel

cc:	Laurene MacElwee Anthony Zacharski, Esq., Dechert LLP Rachael Schwartz, Esq., Paul Hastings LLP